UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 58972/ November 18, 2008

ADMINISTRATIVE PROCEEDING
File No. 3-13260

In the Matter of	:
	: ORDER MAKING FINDINGS AND
MB TECH, INC.	: REVOKING REGISTRATION BY
	: DEFAULT
	:

The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on September 30, 2008, pursuant to Section 12(j) of the Securities Exchange Act of 1934. Respondent is a Nevada corporation located in Seoul, South Korea. OIP at 1. The Division of Enforcement (Division) has provided evidence that Respondent was served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(iv) on October 16, 2008. Respondent's Answer was due ten days from the date of service, and Respondent has not filed an Answer. See 17 C.F.R. § 201.220(b); OIP at 2.

Respondent is in default for failing to file an Answer, failing to respond to the Division's Motion for Default, and for otherwise failing to defend the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f). As authorized by 17 C.F.R. § 201.155(a), the following allegations in the OIP are deemed to be true.

MB Tech, Inc. (MBTT) (CIK number 1085819), is a Nevada corporation located in Seoul, Korea, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). MBTT is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2006, in which it reported a net loss of $230,487 in that quarter. As of August 18, 2008, the common stock of MBTT was quoted on the Pink Sheets, had ten market makers, was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3), and had an average daily trading volume of 462,000 shares for the six months ended August 18, 2008.

Respondent is delinquent in its periodic filings with the Commission, have repeatedly failed to meet its obligations to file timely periodic reports, and failed to heed delinquency letters sent to it by the Division of Corporation Finance requesting compliance with its periodic filing obligations or, through its failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports.

Accordingly, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of MB Tech, Inc., are revoked.

_____
Robert G. Mahony
Administrative Law Judge